FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	October	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated October 13, 2005 (“T-Mobile USA and RIM Launch the New BlackBerry 7105t and New BlackBerry Internet E-Mail Service for Yahoo! Mail Users")	Page No 3

Document 1

October 13, 2005

FOR IMMEDIATE RELEASE

T-MOBILE USA AND RIM LAUNCH THE NEW BLACKBERRY 7105t AND NEW BLACKBERRY INTERNET E-MAIL SERVICE FOR YAHOO! MAIL USERS

Bellevue, Washington and Waterloo, ON –T-Mobile USA and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announce the availability of the new BlackBerry® 7105t™ together with a new BlackBerry Internet E-mail™ service for Yahoo! Mail users. Whether in a meeting or out on the road, this new BlackBerry device and service offers an unmatched e-mail experience, providing busy professionals with the freedom to easily manage both corporate and personal messages, while on the go.

“RIM and T-Mobile have once again partnered to give consumers an even easier out-of-the-box experience for BlackBerry users,” said John Clelland, Senior Vice President of Segment Marketing for T-Mobile USA. “Now with enhanced Yahoo! Mail access, T-Mobile customers will be able to easily manage their personal and corporate e-mail all from the new BlackBerry 7105t .”

Yahoo! Mail is the No. 1 e-mail service in the world.* Through T-Mobile, Yahoo! and BlackBerry – three brands that customers highly rely on for their communication needs – users will enjoy enhanced mobile access to their Yahoo! Mail accounts directly on their BlackBerry handset. With this new service, users will experience real-time delivery of e-mail messages sent to their Yahoo! Mail accounts, and enhanced wireless synchronization of sent and deleted items as well as read/unread message status. For example, Yahoo! Mail messages deleted on a BlackBerry handset can be automatically deleted in the consumers’ Yahoo! Mail account. In addition, users now have the ability to select different “sent from” addresses when sending a message – providing users with even more flexibility to manage both corporate and personal e-mail accounts while on the go. This service is now available for all T-Mobile USA BlackBerry customers.

“Today’s busy mobile professionals are always on the go and need a simple way to stay connected throughout the day. BlackBerry has become the communications tool of choice for mobile professionals that want greater freedom and flexibility,” said David Castell, Vice President, Retail Business Unit at Research In Motion. “Working together with T-Mobile and Yahoo!, we are now making it even easier for customers to communicate by enabling real-time access to Yahoo! Mail from their BlackBerry handset.”

Yahoo! is the first Internet e-mail provider to take advantage of the full suite of new integration options available via BlackBerry Internet Service™ to provide real-time, push-based delivery of Yahoo! Mail to T-Mobile customers. The new BlackBerry Internet E-mail service from T-Mobile is a component of BlackBerry Internet Service and provides enhanced integration and wireless synchronization with e-mail accounts, the ability to use multiple “sent from” addresses and one-click set up to further simplify the out-of-box user experience. For individuals and smaller businesses, BlackBerry Internet E-mail™ allows users to access up to ten corporate and/or personal e-mail accounts (including Microsoft® Exchange, IBM® Lotus Domino™ and many popular ISP e-mail accounts) from a single device.

— more —

T-Mobile USA customers can enjoy this service using the new BlackBerry 7105t, a full-featured wireless device that maintains the features that BlackBerry 7100t™ users have enjoyed – quad-band phone, Bluetooth® technology, speakerphone, wireless e-mail, text messaging, web browser, instant messaging, organizer, and RIM’s SureType™ technology. In addition, the BlackBerry 7105t features enhancements such as a new scratch-resistant, easy-to-read high-resolution color screen, larger send and end keys, and contoured keys for easier typing.

The BlackBerry 7105t from T-Mobile USA is available at T-Mobile retail stores, select authorized dealers, online at www.t-mobile.com/blackberry, or by calling 1-800-T-MOBILE.

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About T-Mobile USA Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, the mobile telecommunications subsidiary of Deutsche Telekom AG (NYSE: DT). T-Mobile USA’s GSM/GPRS voice and data networks in the United States (including roaming and other agreements) reach more than 260 million people. In addition, T-Mobile operates the largest carrier grade, commercial wireless broadband network in the United States, providing Wi-Fi at more than 6,000 public locations throughout the country with further access at over 20,000 international roaming locations. Through its Get More® promise, T-Mobile provides customers with more minutes, more features and more service. For more information, visit the company Web site at www.t-mobile.com. T-Mobile® and Get More® are federally registered trademarks of Deutsche Telekom AG and T-Mobile USA Inc., respectively.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Comscore MediaMetrix, August 2005

Note to Editors:

High-resolution images of the BlackBerry 7105t and its accessories are available upon request.

_________________

Media Contacts:
T-Mobile USA, Inc.
T-Mobile Media Relations
425-378-4002
mediarelations@t-mobile.com

Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products. The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	October 13, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller